FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Notice of Amendment to Covered Bond Programme dated 13 May 2016

Exhibit No. 1

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF THE COVERED BONDHOLDERS. IF COVERED BONDHOLDERS ARE IN ANY DOUBT AS TO THE CONSEQUENCES OF THIS NOTICE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING AS TO ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL OR LEGAL ADVISER.

The Royal Bank of Scotland plc
(the Issuer)
(Incorporated in Scotland with limited liability under the Companies Acts 1948 to 1980, registered number SC090312)

€25,000,000,000 Global Covered Bond Programme
Unconditionally and irrevocably guaranteed as to payments of interest and principal by

RBS Covered Bonds Limited Liability Partnership
(a limited liability partnership incorporated in England and Wales)
(the Programme)

Notice of Amendment to the Covered Bond Programme

NOTICE IS HEREBY GIVEN THAT each of the interest rate swap agreement between RBS Covered Bonds Limited Liability Partnership (the LLP), The Royal Bank of Scotland plc (RBS) and Citicorp Trustee Company Limited as Security Trustee dated 1 April 2010 (as previously amended and restated from time to time) (the Interest Rate Swap Agreement) and the covered bond swap agreement between the LLP, RBS and the Security Trustee dated 1 April 2010 (as previously amended and restated from time to time) (the Covered Bond Swap Agreement, together with the Interest Rate Swap Agreement, the Swap Agreements) have been amended in order to amend the rating triggers contained within the Swap Agreements such that the Moody's triggers refer both to the long-term Counterparty Risk Assessment and the long-term unsecured and unsubordinated debt or counterparty obligations of the relevant entity.

Terms used but not defined in this notice bear the meanings given to them in the master definitions and construction agreement relating to the Programme dated 1 April 2010, as amended on 26 May 2010, as amended and restated on 14 June 2011, 1 November 2012, 16 May 2013, 19 December 2014 and 10 July 2015 (the Master Definitions and Construction Agreement).

The amended and restated Swap Agreements can be found at the following link:

www.investors.rbs.com/fixed-income-investors/covered-bonds

For further information, please contact:

Scott Forrest
Head of Debt Capital Markets & Capital Strategy
The Royal Bank of Scotland Group plc
250 Bishopsgate, London EC2M 4AA

Tel:  +44 207 678 5313

DISCLAIMER - INTENDED ADDRESSEES

This announcement is a communication to the market. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

This announcement has been delivered to you on the basis that you are a person into whose possession this announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this announcement to any other person. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2016

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary